Archipelago Trading Services, Inc.
Statement of Financial Condition Filed Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 _____ AND ENDING 12/31/2021 _____
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Archipelago Trading Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
 ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

353 N Clark St, Suite 3200
 (No. and Street)

Chicago	IL	60654-4721
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Thomasson	(770)916-2593	sean.thomasson@ice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Frazier and Deeter, LLC
 (Name – if individual, state last, first, and middle name)

1230 Peachtree St NE, Suite 1500	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

10/14/2003		215	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Robert Hill, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Archipelago Trading Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Robert Hill

Title:
Executive Principal

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19, Archipelago Trading Services, Inc. is making this filing without a notarization.

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OATH OR AFFIRMATION

I, Sean Thomasson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Archipelago Trading Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Sean Thomasson

Title:
Finance and Operations Principal

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19, Archipelago Trading Services, Inc. is making this filing without a notarization.

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Archipelago Trading Services, Inc.
Index
December 31, 2021



Frazier & Deeter

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
of Archipelago Trading Services, Inc.

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Archipelago Trading Services, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Frazier & Deeter, LLC

Atlanta, Georgia
March 2, 2022

1

Archipelago Trading Services, Inc.
Statement of Financial Condition
December 31, 2021

($ in thousands, except share data)

Assets

Cash and cash equivalents	$ 6,150
Receivables from brokers, dealers, and subscribers (net of allowance for doubtful accounts of $15)	931
Receivables from related parties	371
Other assets	56
Deferred tax asset	76
Total assets	$ 7,584

Liabilities and Stockholder's Equity

Liabilities

Payables to related parties	$ 143
Other payables	1,150
Total liabilities	1,293

Commitments and contingencies (Note 5)

Stockholder's equity

Common stock, $1 par; 7,500 shares authorized; 5,000 shares issued and outstanding	5
Additional paid-in capital	4,310
Retained earnings	1,976
Total stockholder's equity	6,291
Total liabilities and stockholder's equity	$ 7,584

The accompanying notes are an integral part of this financial statement.

Archipelago Trading Services, Inc.
Notes to the Statement of Financial Condition
Year Ended December 31, 2021

($ in thousands)

1. **Organization**

   Archipelago Trading Services, Inc. (the "Company"), a Florida corporation, is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a Delaware corporation. The Parent is a wholly-owned subsidiary of NYSE Holdings LLC.

   The Company's principal activities consist of the operation of an Alternative Trading System ("ATS") designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. The Company does not carry security accounts for subscribers or perform custodial functions relating to subscriber securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company clears all transactions through Archipelago Securities, LLC (the "Clearing Broker"), a wholly-owned subsidiary of the Parent.

2. **Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from these estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

   Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2021, include $1,499 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940.

   Receivables from Brokers, Dealers and Subscribers
   Receivables consist of accrued commissions for trade executions and amounts due from the Clearing Broker. The Company maintains an allowance for doubtful accounts based upon the estimated collectability of accounts receivable. Additions to (reductions of) the allowance are charged to (reversed against) bad debt expense.

   Income Taxes
   The Company is included in the consolidated federal and certain state unitary income tax returns filed by the certain affiliates. The Company also files separate state and local income tax returns in certain other states. Federal and unitary state income tax receivables or payables with the affiliates on behalf of the Company are included as a component of receivables or payables with related parties. Income taxes reflected in the accompanying financial statement are calculated as if the Company filed separate income tax returns and are accounted for under the liability method.

Archipelago Trading Services, Inc.
Notes to the Statement of Financial Condition
Year Ended December 31, 2021

($ in thousands)

2. Significant Accounting Policies(continued)

The Company recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of its assets and liabilities. The Company establishes valuation allowances if it believes that it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

In December 2019, the Financial Accounting Standards Board, or FASB, issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, or ASU 2019-12, effective for fiscal years beginning after December 15, 2020. ASU 2019-12 has no material impact to the Company's financial statements.

3. Related Party Transactions

The Company pays clearing fees to the Clearing Broker. The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by FINRA, the Parent provides the Company with operational and support services. The contract is the Parent Subsidiary Expense Agreement ("the Agreement"), whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the ATS and to provide certain other corporate and business services.

The Agreement was revised effective December 18, 2007, and provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

Throughout the year a related party, the Securities Industry Automation Corporation ("SIAC") incurs costs for trade technology support provided to all the NYSE-affiliated markets. These costs include payroll and technology costs and are allocated to the parties to which it provides support.

Amounts receivable from related parties for income taxes as of December 31, 2021 were $77 and amounts payable to related parties for income taxes as of December 31, 2021 were $57. This balance represents the amount owed to or from the related parties for its share of the consolidated federal and unitary state income taxes. As part of operations, certain cash receipts/disbursements are received and paid through related parties. Balances resulting from the above transactions resulted in receivables from related parties, exclusive of tax, of $294 and payables to related parties, exclusive of tax, of $86 at December 31, 2021.

On March 26, 2018, the Company entered into an unsecured Revolving Note and Cash Subordination Agreement (the "Agreement") with its Ultimate Parent, Intercontinental Exchange, Inc. (the "Lender"). The Lender has committed $5 million of credit to the Company that can be accessed at any time and repaid at any time, subsequent to FINRA's approval, without premium or penalty.

($ in thousands)

3. Related Party Transactions(continued)

Previously, credit under the Agreement may have been advanced through August 18, 2022, with all unpaid principal and interest due on August 18, 2023. On December 21, 2021, the Company amended the Agreement with the Lender. Credit under the Agreement may now be advanced through October 15, 2025, with all unpaid principal and interest due on October 15, 2026.

Interest is payable at current rates at the advance date the lender may accelerate payment date with six months' notice. The Company pays an annual commitment fee for unutilized amounts payable in arrears. There was no outstanding loan balance at December 31, 2021, and the Company does not anticipate drawing on this loan over the next six months.

4. Concentration and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for broker-dealers, which are cleared and settled by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the subscriber's or broker's inability to meet the terms of their contracts. Should the subscriber or Clearing Broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Subscriber trades pending at December 31, 2021, were settled without an adverse effect on the Company's financial statement taken as a whole. The maximum exposure the Company is exposed to varies based on daily trading activities and the maximum potential losses to such exposure cannot be estimated.

The Company's cash is held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. The Company has not experienced any losses in these accounts.

The Company has credit risk related to transaction fees that are billed to subscribers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

As of December 31, 2021, five subscribers accounted for 50% of receivables from brokers, dealers, and subscribers.

5. Commitments and Contingencies

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from subscriber accounts introduced by the Company. However, in the Company's experience there have not been claims or losses pursuant to these contracts, and the Company expects the risk of loss to be remote. As such, the Company has not recorded any liability related to this indemnification. The Company is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

($ in thousands)

5. Commitments and Contingencies(continued)

The Company has identified a correction to activity assessment fees and accrued an estimated $341 payable to subscribers, which is recorded in other payables at December 31, 2021. The estimate could significantly change in the future.

6. Income Taxes

As of December 31, 2021, the Company had approximately $1,452 federal and state net operating loss carry forwards which are set to expire in 2022, resulting in deferred tax assets of $129. The Company had an $83 valuation allowance for the net operating loss deferred tax asset since the Company believes it is more likely than not that this amount will not be realized in the foreseeable future. During the year ended December 31, 2021, $1,587 of the Company's net operating losses expired, and the valuation allowance associated with the expired net operating losses was released. Remaining deferred tax assets are attributable to stock based compensation and other accrued expenses. The Company's 2010-2021 tax years remain subject to examination by the relevant tax authorities.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5 or 6- 2/3% of aggregate indebtedness. As of December 31, 2021, the Company had net capital of $4,827 which was $4,741 in excess of its required net capital of $86. The ratio of the Company's aggregate indebtedness to net capital was 0.27 to 1.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

8. Subsequent Events

The Company has evaluated subsequent events through March 2, 2022, which is the date this financial statement was issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in the accompanying financial statement.